Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

November 21, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Exchange-Traded Fund Trust II

CIK No. 0001378872

Ladies and Gentlemen:

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Fund”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, including Rule 488 thereunder, is the electronic version of the Fund’s Registration Statement on Form N-14 (the “Registration Statement”) containing a proxy statement/prospectus. This Registration Statement is being filed to register the following:

•	Shares of Beneficial Interest, no par value, of PowerShares Canadian Energy Income Portfolio, PowerShares China All-Cap Portfolio, PowerShares China Real Estate Portfolio, PowerShares China Small Cap Portfolio, PowerShares China Technology Portfolio, PowerShares Frontier Markets Portfolio, PowerShares MSCI Emerging Markets Equal Country Weight Portfolio, PowerShares MSCI Global Timber Portfolio, PowerShares S&P Global Dividend Opportunities Index Portfolio, PowerShares S&P Global Water Index Portfolio, PowerShares S&P High Income Infrastructure Portfolio, PowerShares Shipping Portfolio, PowerShares Solar Portfolio and PowerShares Zacks International Multi-Asset Income Portfolio.

It is proposed that this filing will become automatically effective on December 21, 2017 pursuant to Rule 488 under the 1933 Act. The Fund has registered an indefinite number of shares pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is due at this time.

Please send copies of all correspondence with respect to the Amendment to the undersigned, or contact me at (202) 507-5154.

Very truly yours,

/s/ Eric S. Purple
Eric S. Purple
Partner, Stradley Ronon Stevens & Young, LLP, counsel to the Trust